Exhibit 99.1

The9 Limited to Hold Annual General Meeting on October 28, 2013

Shanghai, China – September 18, 2013. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, announced today that it will hold its annual general meeting of shareholders at 4/F, Building No. 3, 690 Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, PRC on October 28, 2013 at 10:00 a.m., Shanghai time. Holders of record of ordinary shares of the Company at the close of business on September 27, 2013 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Bank of New York Mellon.

The notice of the annual general meeting and form of proxy for ADS holders are available on the Company’s website at http://www.the9.com/en/agm918.html. The9 Limited has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2012, with the U.S. Securities and Exchange Commission. The9 Limited’s Form 20-F can be accessed on the Company’s website at http://www.the9.com/en/annualreport.html, as well as on the SEC’s website at http://www.sec.gov.

About The9 Limited

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary MMO games including Firefall and Qiji2. The9 also develops and operates web games and social games including ReXueWuShuang and Winning Dunk. The9 has also obtained exclusive licenses to operate other MMO games in mainland China such as Planetside 2. In 2010, The9 established its Mobile Internet Unit to focus on mobile internet business.

For further information, please contact:

Ms. Phyllis Sai

IR Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/